EXHIBIT 12.1

DUKE REALTY CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(in thousands, except ratios)

	Year Ended December 31, 2010		Year Ended December 31, 2009		Year Ended December 31, 2008		Year Ended December 31, 2007	Year Ended December 31, 2006
Net income (loss) from continuing operations, less preferred dividends	$(39,992)		$(327,676)		$14,741		$102,636	$101,496
Preferred dividends	69,468		73,451		71,426		58,292	56,419
Interest expense	239,383		205,952		184,000		160,223	156,830

Earnings (loss) before fixed charges	$268,859		$(48,273)		$270,167		$321,151	$314,745

Interest expense	$239,383		$205,952		$184,000		$160,223	$156,830
Interest costs capitalized	11,498		26,864		53,456		59,167	36,260

Total fixed charges	250,881		232,816		237,456		219,390	193,090
Preferred dividends	69,468		73,451		71,426		58,292	56,419

Total fixed charges and preferred dividends	$320,349		$306,267		$308,882		$277,682	$249,509

Ratio of earnings to fixed charges	1.07		N/A	(2)	1.14		1.46	1.63

Ratio of earnings to fixed charges and preferred dividends	N/A	(1)	N/A	(3)	N/A	(4)	1.16	1.26

(1) N/A – the ratio is less than 1.0; deficit of $51.5 million exists for the year ended December 31, 2010. The calculation of earnings includes $349.1 million of non-cash depreciation expense.

(2) N/A – the ratio is less than 1.0; deficit of $281.1 million exists for the year ended December 31, 2009. The calculation of earnings includes $323.4 million of non-cash depreciation expense.

(3) N/A – the ratio is less than 1.0; deficit of $354.5 million exists for the year ended December 31, 2009. The calculation of earnings includes $323.4 million of non-cash depreciation expense.

(4) N/A – the ratio is less than 1.0; deficit of $38.7 million exists for the year ended December 31, 2008. The calculation of earnings includes $293.0 million of non-cash depreciation expense.